Exhibit 99.1

DHX MEDIA INITIATES STRATEGIC REVIEW

Halifax, NS – 2 October 2017 – DHX Media Ltd. (“DHX Media” or the “Company”) (TSX: DHX.A, DHX.B; NASDAQ: DHXM), a leading global children’s content and brands company, today announced that its Board of Directors, supported by its management team, has commenced a process to explore and evaluate potential strategic alternatives focused on maximizing shareholder value. These alternatives could include, among other things, the sale of part or all of the Company, a sale of some of the assets of the Company, a merger or other business combination with another party, or other strategic transactions.

In conjunction with the strategic review, DHX Media has formed a special committee of independent directors to consider and evaluate various strategic alternatives available to the Company (the “Strategic Review Committee”). The Strategic Review Committee will be chaired by Donald Wright and includes Elizabeth Beale and Geoffrey Machum, Q.C.

DHX Media's Board of Directors is committed to fully evaluating appropriate strategic alternatives while simultaneously supporting the Company's management and employees in their ongoing efforts to deliver great and innovative children’s content and license the Company’s brands globally. The Board believes that pursuing these complementary paths is in the best interests of DHX Media’s shareholders, employees and stakeholders and is designed to maximize value.

The Board of Directors of the Company has not set a timetable for this process nor has it made any decisions related to any strategic alternatives at this time. There can be no assurance that the exploration of strategic alternatives will result in a transaction. The Company does not intend to provide announcements or updates unless or until it determines that further disclosure is appropriate or necessary.

About DHX Media

DHX Media Ltd. (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is a leading children’s content and brands company, recognized globally for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the acclaimed Degrassi franchise. One of the world’s foremost producers of children’s shows, DHX Media owns the world’s largest independent library of children’s content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children’s channels on YouTube. Headquartered in Canada, DHX Media has 20 offices worldwide. Visit us at www.dhxmedia.com.

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 380 West 5th Avenue Vancouver, BC V5Y 1J5 +1 604-684-2363	NEW YORK 370 7th Avenue 7 Penn Plaza Suite 1701 New York, NY 10001 +1 212-293-8555	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9YD, UK +44 020-8563-6400

Disclaimer

This press release contains “forward looking statements” under applicable securities laws with respect to DHX Media including, but not limited to, statements regarding the Company’s review of strategic alternatives, the nature and timing of possible strategic alternatives and transactions and potential benefits therefrom, the business strategies and operational activities of DHX Media and its subsidiaries. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include market factors, the availability and ability of the Company to identify and consummate strategic alternatives or transactions, and the risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

For more information, please contact:

Donald Wright – Chair, Strategic Review Committee, DHX Media Ltd.

Don@winningtoncapital.com

1-416-304-6589

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 380 West 5th Avenue Vancouver, BC V5Y 1J5 +1 604-684-2363	NEW YORK 370 7th Avenue 7 Penn Plaza Suite 1701 New York, NY 10001 +1 212-293-8555	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9YD, UK +44 020-8563-6400